VF 4-6-05

05040065

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 66307

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

VISTA RESEARCH BROKERAGE, INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 MADISON AVENUE-SUITE 4D
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STANTON GREEN — 646-432-6600
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 MADISON AVENUE	New York	New York	10017
(Address)	(city)	(State)	Zip Code)

PROCESSED
APR 11 2005
THOMSON FINANCIAL

RECD S.E.C.
MAR 31 2005
1086

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM 4-11-2005

4/7

OATH OR AFFIRMATION

I, STANTON GREEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VISTA RESEARCH BROKERAGE, INC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

General Securities Principal

Title

Notary Public

RICHARD SUSSMAN
Notary Public, State of New York
No. 02SU4861904
Qualified in Rockland County
Commission Expires May 19, 20 01

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in SHAREHOLDER'S Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Vista Research Brokerage Inc.
Index
December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Shareholder of
Vista Research Brokerage Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in shareholder's equity and cash flows present fairly, in all material respects, the financial position of Vista Research Brokerage Inc. (a wholly owned subsidiary of Vista Research, Inc.) (the "Company") at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive relationships with its affiliates. Because of these relationships, it is possible that the terms of certain of the Company's transactions are not the same as those that would result from transactions among unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplemental Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

March 30, 2005

Vista Research Brokerage Inc.
Statement of Financial Condition
December 31, 2004

Assets		
Cash	$	22,356
Receivables from clearing brokers		67,852
Other assets		5,218
Total assets	$	95,426
Liabilities and Shareholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	31,893
Total liabilities		31,893
Shareholder's equity		
Common stock, $1.00 per value - 10,000 shares authorized, issued and outstanding		10,000
Additional paid-in capital		96,054
Accumulated deficit		(42,521)
Total shareholder's equity		63,533
Total liabilities and shareholder's equity	$	95,426

The accompanying notes are an integral part of these financial statements.

Vista Research Brokerage Inc.
Statement of Income
Year Ended December 31, 2004

Revenues		
Commissions	$	108,055
Total revenues		108,055
Expenses		
Regulatory fees		23,839
Clearance fees		14,781
Employee compensation		16,582
Professional fees		16,534
Rent		1,066
Interest		578
Other expenses		10,962
Total expenses		84,342
Income before taxes		23,713
Income tax provision		2,764
Net income	$	20,949

The accompanying notes are an integral part of these financial statements.

Vista Research Brokerage Inc.
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2004

Shareholder's equity at December 31, 2003	$	12,750
Capital contributions		29,834
Net income		20,949
Shareholder's equity at December 31, 2004	$	63,533

The accompanying notes are an integral part of these financial statements.

Vista Research Brokerage Inc.
Statement of Cash Flows
Year Ended December 31, 2004

Cash flows from operating activities		
Net income	$	20,949
Adjustments to reconcile net income to net cash provided by operating activities		
Change in operating assets		
Increase in receivables from clearing brokers		(67,852)
Increase in other assets		(5,218)
Change in operating liabilities		
Increase in accounts payable and accrued expenses		29,643
Net cash used in operating activities		(22,478)
Cash flows from financing activities		
Capital contribution		29,834
Cash provided by financing activities		29,834
Net increase in cash		7,356
Cash		
Beginning of year		15,000
End of year	$	22,356
Supplemental disclosures of cash flow information		
Income taxes paid	$	450

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Operations

Vista Research Brokerage Inc. (the "Company") is a wholly owned subsidiary of Vista Research, Inc., (the "Parent") and is a Delaware corporation that was incorporated on September 25, 2003. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the National Association of Securities Dealers, Inc. ("NASD").

The Parent company provides research related services for the Company's customers. The Company earns income from commissions charged to customers for transactions in listed and unlisted securities, options and commodities. The Company introduces all of its customer transactions, which are not reflected in these financial statements, to a clearing broker, which clears such transactions on a "fully disclosed" basis.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

2. Significant Accounting Policies

Receivable from Clearing Broker

Receivable from clearing brokers represents cash balances on deposit with, and commissions and interest receivable from, the Company's clearing brokers. The Company is subject to credit risk should the clearing brokers not pay the receivables from clearing brokers balance reflected on the statement of financial condition. However, the Company does not anticipate non-performance by this counterparty. The carrying value approximates the fair value as the balance is short-term and interest bearing.

Commissions and Clearance

Commission revenues and clearance fees are recorded on a trade-date basis.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The statement requires that deferred taxes reflect tax consequences in future years of differences between the financial reporting and tax bases of assets and liabilities. The provision for income taxes is based on earnings reported in the financial statements. A deferred income tax asset or liabilities is determined by applying currently enacted tax laws and rates to the temporary differences.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Income Taxes

The components of the income tax benefit that are attributable to income from operations are as follows:

Current		
Federal	$	1,748
State and local		1,016
Total current income tax		2,764
Deferred		
Federal		13,035
State and local		7,576
Total deferred income tax provision		20,611
Valuation allowance		(20,611)
Total income tax provision	$	2,764

The $20,611 deferred tax asset as of December 31, 2004 is the result of recognizing start-up costs as an expense for book purposes and their capitalization for tax purposes. Due to the uncertainty of realization of the deferred tax asset as of December 31, 2004, the Company recorded a full valuation allowance.

4. Related Party Transactions

The Parent provides the Company with certain general and administrative services, financial, marketing, sales, and other corporate functions. The Parent and the Company have entered into an Expense Sharing Agreement by which the Company reimburses the Parent for certain expenses paid by the Parent and certain services provided by the Parent. In addition, the Company is located in offices of the Parent for which the Company is charged a portion of the rent and other expenses related to the use of that space.

During the year ended December 31, 2004, the Parent contributed capital of $29,834 for the payment of certain expenses incurred by the Company.

5. Off-balanced Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. Pursuant to clearance agreements, the Company introduces all of the securities transactions to its clearing brokers on a fully-disclosed basis. In accordance with these clearance agreements, all of the customers' money balances and security positions for these transactions are carried on the books of the clearing brokers. Under certain conditions, as defined in the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. These activities may also expose the Company to off-balance sheet risk in the event the customer or other brokers are unable to fulfill their contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the securities transactions introduced by the Company.

The Company maintains its cash in one major financial institution.

6. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, as defined. The Company has elected to use the aggregate indebtedness method permitted by the rule, under which the Company's greatest minimum net capital requirement is $5,000. At December 31, 2004, the Company had net capital, as defined, of approximately $58,315, which was $53,315 in excess of the minimum net capital rule requirement.

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) because, as an introducing broker, it clears all transactions with and for customers on a fully disclosed basis with its clearing broker, and promptly transmits all customer funds and securities to the clearing broker.

Vista Research Brokerage Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2004 — Supplemental Schedule I

1.	Total shareholder capital		$ 63,533
2.	Deduct, shareholder capital not allowable for net capital		-
3.	Total shareholder capital qualified for net capital		63,533
4.	Add		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
	B. Other (deductions) or allowable credits		-
5.	Total capital and allowable subordinated liabilities		63,533
6.	Deductions and/or charges		
	A. Total nonallowable assets from Statement of Financial Condition		
	Investment in and receivables from subsidiaries	$ -	
	Furniture, equipment, aircrafts and leasehold improvements, at cost less depreciation	-	
	Other assets	5,218	
			(5,218)
	B. Secured demand note delinquency		
	C. Commodity futures contracts and spot commodities-- proprietary capital charges		-
	D. Other deductions and/or charges		-
	Total deductions and/or charges		
7.	Other additions and/or allowable credits		-
8.	Net capital before haircuts on securities positions		58,315
9.	Haircuts on securities:		
	A. Contractual securities commitments		-
	B. Subordinated securities borrowings		-
	C. Trading and investment securities		
	1. Exempted securities		-
	2. Debt securities		-
	3. Options		-
	4. Other securities		-
	D. Undue concentration		-
	E. Other		-
			-
10.	Net capital		$ 58,315
	Net capital requirement		$ 5,000
	Excess net capital		$ 53,315
	Aggregate indebtedness		
	Accounts payable and other liabilities		$ 31,893
	Ratio of aggregate indebtedness to net capital		0.54 to 1

Vista Research Brokerage Inc.
Reconciliation of Assets and Liabilities to the Regulatory Report Pursuant to Paragraph (d)(2) of Rule 17a-5
December 31, 2004 **Supplemental Schedule II**

The consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America and differ in certain respects from the accounting practices prescribed by the Securities and Exchange Commission's general instructions to Form X-17a-5. Under the Securities and Exchange Commission's general instructions, certain subsidiaries may not be consolidated.

A reconciliation of amounts in the Company's consolidated financial statements to amounts reported by Vista Research Brokerage Inc. on Form X-17a-5 as of December 31, 2003 is presented below.

	Form X-17a-5	Reclassifications and Adjustments	Consolidated Financial Statements
Assets			
Cash	$ 22,356	$ -	$ 22,356
Receivables from clearing brokers	58,031	9,821	67,852
Other assets	5,218	-	5,218
Liabilities			
Accounts payable and accrued expenses	25,786	6,107	31,893

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC

To the Board of Directors and Shareholder of
Vista Research Brokerage Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Vista Research Brokerage Inc. (a wholly owned subsidiary of Vista Research LLC) (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs

of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 30, 2005